COVID-19
Business Update

June 1, 2020

HEALTHCARE
REALTY

This presentation contains disclosures that are “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include all statements that do not relate solely to historical or current facts and can be identified by the use of words and phrases such as “can,” “may,” “payable,” “indicative,” "predictive," “annualized,” “expect,” “expected,” “range of expectations,” "would have been," "budget," and other comparable terms in this presentation. These forward-looking statements are made as of the date of this presentation and are not guarantees of future performance. These statements are based on the current plans and expectations of Company management and are subject to a number of unknown risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from those described in this release or implied by such forward-looking statements. Such risks and uncertainties include, among other things, the following: the duration and scope of the COVID-19 pandemic; the impact of the COVID-19 pandemic on occupancy rates and on the operations of the Company and its tenants; actions governments take in response to the COVID-19 pandemic, including the introduction of public health measures and other regulations affecting the Company’s properties and the operations of the Company and its tenants; the effects of health and safety measures adopted by the Company and its tenants related to the COVID-19 pandemic; the impact of the COVID-19 pandemic on the business and financial condition of tenants; general economic uncertainty in key markets as a result of the COVID-19 pandemic and a worsening of global economic conditions or low levels of economic growth changes in the economy; increases in interest rates; the availability and cost of capital at expected rates; changes to facility-related healthcare regulations; competition for quality assets; negative developments in the operating results or financial condition of the Company's tenants, including, but not limited to, their ability to pay rent and repay loans; the Company's ability to reposition or sell facilities with profitable results; the Company's ability to re-lease space at similar rates as vacancies occur; the Company's ability to renew expiring long-term single-tenant net leases; the Company's ability to timely reinvest proceeds from the sale of assets at similar yields; government regulations affecting tenants' Medicare and Medicaid reimbursement rates and operational requirements; unanticipated difficulties and/or expenditures relating to future acquisitions and developments; changes in rules or practices governing the Company's financial reporting; the Company may be required under purchase options to sell properties and may not be able to reinvest the proceeds from such sales at rates of return equal to the return received on the properties sold; uninsured or underinsured losses related to casualty or liability; the incurrence of impairment charges on its real estate properties or other assets; and other legal and operational matters. Other risks, uncertainties and factors that could cause actual results to differ materially from those projected are detailed under the heading “Risk Factors,” in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) for the year ended December 31, 2019, under the heading "Risk Factors" in the Company's Quarterly Report on Form 10-Q filed with the SEC for the quarter ended March 31, 2020, and other risks described from time to time thereafter in the Company's SEC filings. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


For the safety of all, please
WEAR A MASK
Please wear a mask or face covering
STAY 6 FEET APART
Help us practice social distancing by staying
6 feet apart
6 FEET
IF SICK, DO NOT ENTER
If you are experiencing:
FEVER
COUGHING
Please do not enter this building unless you
doctor has confirmed that you are not
HEALTHCARE REALTY
Please limit the number of persons on the elevator.
Help us practice social distancing. Consider using the stairs.

Safety is a focus as a majority of HR markets reopen and tenants serve pent up demand from patients

SOCIAL DISTANCE SIGNS
installed in buildings and elevators



HAND SANITIZER STATIONS
installed at building entrances


MAINTAIN YOUR SOCIAL DISTANCE
MOVE FORWARD AS SPACE ALLOWS

FLOOR DECALS
installed 6 feet apart in front of elevators

PPE AVAILABLE TO EMPLOYEES
- 3-ply masks
- KN95 masks
- Nitrile gloves
- Disinfecting wipes
- Plastic face shields


Church Street
Elevators

PATIENT SCREENING

Many tenants screening patients outside suites



VENDORS WEARING MASKS

Staff and onsite building vendors are wearing masks in common areas and inside tenant suites


INFORMATION

INCREASING INDUSTRY OUTPATIENT VOLUME[1]


100%
90
80
70
60
50
40
30
3/1
3/8
3/15
3/22
3/29
4/5
4/12
4/19
4/26
5/3
5/10
42%
69%
OF PRE-PANDEMIC OUTPATIENT VOLUME

WORK ORDERS NORMALIZING


100%
90
80
70
60
50
40
30
3/6
3/13
3/20
3/27
4/3
4/10
4/17
4/24
5/1
5/8
5/15
5/22
5/29
49%
77%
OF PRE-PANDEMIC WORK ORDERS

DEFERRALS DECREASING


8%
6
4
2
0
% OF DEFERRED RENT
7%
4%
APRIL
MAY

Early indicators suggest continued improvement in June

IMPROVING LEASING ACTIVITY


100%
75
50
25
0
% OF NORMAL TOUR VOLUME
49%
79%
APRIL
MAY

[1] Source: Ateev Mehrotra et al., "The Impact of the COVID-19 Pandemic on Outpatient Visits: A Rebound Emerges," May 19, 2020. https://www.commonwealthfund.org/publications/2020/apr/impact-covid-19-outpatient-visits

TOTAL BILLED CHARGES

Cash collection and deferrals improved in May vs April


AS OF 5/29
AS OF 5/4
APRIL
89%
4%
7%
92%
1%
7%
PAID
A/R
DEFERRED
AS OF 5/29
MAY
92%
PAID
4%
CURRENT
PERIOD A/R
4%
DEFERRED
RANGE OF HISTORICAL
CURRENT PERIOD A/R
9%
HIGH
5%
AVG
4%
LOW

Specialty Deferral Prevalence



Deferral prevalence among more elective specialties declined in May vs April
% OF HR'S TOTAL MONTHLY RENT
DEFERRAL PREVALENCE
9%
8
7
6
5
4
3
2
1
0
60%
50
40
30
20
10
0
52%
APRIL
25%
DEFERRAL PREVALENCE
MAY
2.3%
SPECIALTIES' RENT
4.2%
1%
Dentistry
Plastic Surgery
Optometry
Dermatology
Ophthalmology
Ortho
OB-GYN
ASC
Pediatrics
Imaging
Neurology
Cardiology
Oncology
MORE ELECTIVE SPECIALTIES
LESS ELECTIVE SPECIALTIES


HR'S % OF RENT FROM NON-HOSPITAL TENANTS BY MARKET (1)
DEFERRAL PREVALENCE
Deferral prevalence declined in May
80%
70
60
50
40
30
20
10
0
25%
20
15
10
5
0
72%
19%
DEFERRAL PREVALENCE
APRIL
4%
MAY
17%
0%
Honolulu
Houston
Los Angeles
Dallas
Denver
Seattle
DC
Oklahoma City
Charlotte
Indianapolis

(1) HR's rent from non-hospital tenants within a market divided by HR's total rent within the same market

LIQUIDITY

- On May 29th, the Company drew $150M on its unsecured delayed draw term loan due 2026 to pay down borrowings under the revolver.
- Sale of two single-tenant properties to Mercy Health will generate $244M of capital[1]. Proceeds will be reinvested in our pipeline and achieve the following benefits:
  - Increases multi-tenant mix to 92% of the portfolio from 86% as of 1Q20
  - Incremental rotation into properties in the top-50 MSAs with expected rent growth of 2.5–3.0% vs current Mercy rent growth of 1.5%
  - Substantially eliminates exposure to fixed price purchase options

ACQUISITIONS

- Market re-openings and improving deferral/collections data increases confidence in resuming acquisitions
- Robust pipeline with over $300M of in-process acquisitions, including six deals under contract at a 5.6% expected cap rate
- Deal closings expected to resume in 3Q after extended due diligence periods with all under contract properties expected to close by year end 2020


ESTIMATED CURRENT AVAILABLE LIQUIDITY
$964M
$720M
CASH AND
REVOLVER
AVAILABILITY(2)
$244M
MERCY
SALE
PROCEEDS
$305M
OF IN-PROCESS ACQUISITIONS
$155M
UNDER CONTRACT
$150M+
IN NEGOTIATION

(1) For additional detail please reference the Company's 8-K filed on June 1, 2020.
(2) $22.4M of net proceeds raised through ATM issuance in May.